EXHIBIT 99.1
FERGUSON PLC
(THE "COMPANY")
NOTICE OF DIVIDEND CURRENCY EXCHANGE RATE – INTERIM DIVIDEND 2022

On March 15, 2022, the Company announced its intention to pay an interim dividend of US$0.84 per share (“Interim Dividend”).

Eligible shareholders will receive their dividends in US dollars (“USD”), unless an election to receive dividends in pounds sterling (“GBP”) is completed and registered with the Company’s registrars. The deadline for the currency election in respect of the Interim Dividend, was April 8, 2022 and was communicated to shareholders on March 15, 2022.

Set out below is the currency exchange rate for shareholders who will receive the Interim Dividend in GBP:

Dividend declared	Exchange rate (GBP/USD)	Dividend to be paid for shareholders receiving dividends in GBP
84.00 US cents per share	1.3031	64.46 pence per share

The Interim Dividend will be paid on May 6, 2022 to shareholders who were on the register as at 8:00pm (ET) on March 25, 2022.

Enquiries:

Graham Middlemiss, Group Company Secretary	Tel:	+44 (0)118 927 3800
Brian Lantz, Vice President IR and Communications	Mobile:	+1 224 285 2410